Exhibit 3.5

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

BOINGO WIRELESS, INC.

Boingo Wireless, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST:  The name of this corporation is Boingo Wireless, Inc. (the “Corporation”).

SECOND:  The Corporation’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on April 16, 2001, under the name Project Mammoth, Inc.

THIRD: The Board of Directors of the Corporation adopted a resolution setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation (the “Restated Certificate”), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the approval of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

NOW, THEREFORE, BE IT RESOLVED, that Article Fourth, Section A of the Restated Certificate of the Company be amended to include the following at the end of such Section A:

Effective as of immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-171719) originally filed by the Corporation on January 14, 2011 (the “Effective Time”), each five (5) issued shares of each series of Preferred Stock and Common Stock shall be combined and changed into one (1) share of such series of Preferred Stock or Common Stock, as applicable (the “Reverse Stock Split”), which shares shall be fully paid and nonassessable.  No fractional shares of Preferred Stock or Common Stock shall be issued as a result of the Reverse Stock Split.  Each holder of a certificate evidencing such holder’s ownership of Preferred Stock or Common Stock at the Effective Time who would otherwise have been entitled to a fraction of a share as a result of the combination of the Preferred Stock or Common Stock represented by such certificate, shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled in respect of such certificate multiplied by the fair market value per share as determined by the Corporation’s board of directors.  Such Reverse Stock Split shall occur whether or not certificates representing any stockholder’s shares held prior to the Reverse Stock Split are surrendered for cancellation.  Upon the Effective Time, each dollar amount set forth in Article Fourth, Section D, paragraph 2, paragraph 3, subparagraph 5(a) and subparagraph 6(c) shall be, as of the Effective Time, adjusted to equal the product of (x) the applicable amount, as of immediately prior to the Effective Time and (y) 5.  Following the Effective Time, the total number of shares that the Corporation shall have authority to issue shall be Fifty Five Million Five Hundred Forty Nine Thousand One Hundred Thirty-One (55,549,131); Thirty Four Million Nine Hundred Thousand (34,900,000) of which shall be designated Common Stock having a par value of $0.0001 per share, and Twenty Million Six Hundred Forty Nine Thousand One Hundred Thirty-One (20,649,131) of which shall be designated Preferred Stock having a par value of $0.0001 per share.

NOW, THEREFORE, BE IT RESOLVED, that Article Fourth, Section B of the Restated Certificate of the Company be amended to include the following at the end of such Section B:

Following the Effective Time, the Preferred Stock shall be divided into four or more series.  The first series shall consist of Five Million Fifty Two Thousand Five Hundred Sixty-Six (5,052,566), par value $0.0001, and shall be designated as the Series A Convertible Preferred Stock (the “Series A Preferred”).  The second series shall consist of One Million Four Thousand Nine Hundred Sixty-Nine (1,104,969) shares, par value $0.0001, and shall be designated as the Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred”, together with the Series A Preferred, the “Series A and A-2 Preferred”).  The third series shall consist of Three Million Five Hundred Thousand (3,500,000) shares, par value $0.0001, and shall be designated as the Series B Convertible Preferred Stock (the “Series B Preferred”).  The fourth series shall consist of Ten

Million Nine Hundred Ninety One Thousand Five Hundred Ninety-Six (10,991,596) shares, par value $0.0001, and shall be designated as the Series C Convertible Preferred Stock (the “Series C Preferred”).

NOW, THEREFORE, BE IT RESOLVED, that Article Fourth, Section D, subparagraph (5)(f) of the Restated Certificate of the Company be amended to read in its entirety as follows:

(f)   Subdivision or Combination of Common Stock Only.  In case the Corporation shall at any time subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock (but not its outstanding shares of Preferred Stock) into a greater number of shares, the Series A Conversion Price, Series A-2 Conversion Price, the Series B Conversion Price, and the Series C Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock (but not the outstanding shares of Preferred Stock) shall be combined into a smaller number of shares, the Series A Conversion Price, Series A-2 Conversion Price, Series B Conversion Price and Series C Conversion Price in effect immediately prior to such combination shall be proportionately increased.  In the case of any such subdivision, no further adjustment shall be made pursuant to subparagraph 5(d)(4) by reason thereof.

NOW, THEREFORE, BE IT RESOLVED, that Article Fourth, Section D, subparagraph (5)(n) of the Restated Certificate of the Company be amended to read in its entirety as follows:

(n)           Mandatory Conversion.  Each share of Series A Preferred, Series A-2 Preferred, Series B Preferred and Series C Preferred shall automatically be converted into shares of Common Stock on the basis set forth in this paragraph 5 upon the earlier of (i)  a firm commitment underwritten public offering of shares of Common Stock in which (A) the aggregate price paid for such shares by the public shall be at least $30,000,000 and (B) the price paid by the public for such shares shall be at least $3.57 per share (appropriately adjusted to reflect any stock splits, stock combinations, stock dividends, recapitalizations or the like) (a “Qualified Offering”) or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of (A) a majority of the then outstanding shares of Series A and Series A-2 Preferred (voting or consenting together as a single class), (B) a majority of the then outstanding shares of Series A-2 Preferred (voting or consenting as a single class), (C) two-thirds of the then outstanding shares of Series B Preferred (voting or consenting as a single class) and (D) 70% of the then outstanding shares of Series C Preferred (voting or consenting as a single class).  Holders of shares of Series A Preferred, Series A-2 Preferred, Series B Preferred and Series C Preferred so converted may deliver to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to such holders) during its usual business hours, the certificate or certificates for the shares so converted.  As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of whole shares of Common Stock to which such holder is entitled, together with any cash dividends and payment in lieu of fractional shares to which such holder may be entitled pursuant to subparagraph 5(c).  Until such time as a holder of shares of Series A Preferred, Series A-2 Preferred, Series B Preferred and Series C Preferred shall surrender his, her or its certificates therefor as provided above, such certificates shall be deemed to represent the shares of Common Stock to which such holder shall be entitled upon the surrender therof.

FOURTH: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Boingo Wireless, Inc. to be signed by its Chief Executive Officer this         th day of                           , 2011.

David Hagan, Chief Executive Officer